

Mail Stop 3561

January 26, 2009

Clarence Otis, Jr.
Chairman and Chief Executive Officer
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, Florida 32809

> **Re: Darden Restaurants, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **May 25, 2008**
> **Filed July 17, 2008**
> **File No. 001-13666**

Dear Mr. Otis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Proxy Statement

Compensation Discussion and Analysis. page 33

1. We note your use of targets for your incentive compensation programs. In future filings, please disclose all targets which must be achieved in order for your named executive officers to earn their annual cash bonus and equity incentive compensation. In addition, please disclose which, if any, targets were achieved during the relevant period. To the extent you believe that disclosure of the targets

is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for you or the named executive officers, as appropriate, to achieve the undisclosed target levels.

External Benchmarking, page 36

2. Refer to page 37 and your discussion under the heading "External Benchmarking." It appears that you benchmark using two different sets of benchmark survey groups: (i) the 28 companies listed as the peer group from the Towers Perrin database and (ii) companies in the Chain Restaurant Compensation Association ("CRCA"). If true, please revise your executive compensation disclosure in future filings to identify the benchmark companies in the CRCA database as well as those in the peer group. Alternatively, please confirm and clarify in future filings that you benchmark against the named 28 companies only.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Clarence Otis, Jr.
Darden Restaurants, Inc.
January 26, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-2502 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris,
Attorney - Advisor